EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 25, 2015

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada…Seabridge Gold today provided the results of its annual general meeting of shareholders held on June 24, 2015. A total of 32,253,439 common shares were voted at the meeting, representing 64.15 % of the issued and outstanding common shares of the corporation. All matters presented for approval at the meeting were duly authorized and approved, as follows:

1.	Election of all management nominees to the board of directors of the corporation;

2.	Appointment of KPMG LLP as auditor of the corporation for the ensuing year;

3.	Authorization of the directors to fix the auditors remuneration;

4.	Approval of certain option grants to directors of the Corporation.

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	Percentage For
A. Frederick Banfield	16,832,108	608,949	96.51%
D. Scott Barr	17,141,589	299,468	98.28%
Thomas C. Dawson	17,208,752	232,305	98.67%
Eliseo Gonzalez-Urien	17,260,262	180,795	98.96%
Richard C. Kraus	17,137,249	303,808	98.26%
Jay S. Layman	17,206,950	234,107	98.66%
John W. Sabine	17,140,121	300,936	98.27%
Rudi P. Fronk	17,118,216	322,841	98.15%

A total of 1,337,306 shares were “non-votes” under U.S. proxy rules and were not cast with respect to the election of each of the directors and the approval of the stock option grants to directors.

All of the eight above-listed directors were re-elected to the Board.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net